ACQUEST SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 83,929
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,783
Disposal of assets	58,596
Changes in operating assets and liabilities	
Prepaid expenses	14,019
Accounts payable	1,765
Net cash provided by operating activities	163,092
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions	173,702
Distributions	(100,000)
Net cash provided by financing activities	73,702
NET INCREASE IN CASH AND CASH EQUIVALENTS	236,794
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	35,003
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 271,797

The accompanying notes are an integral part of these financial statements.